

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

May 28, 2008

Via U.S. mail and facsimile

Mr. Gray G. Benoist
Chief Financial Officer
Belden Inc.
7701 Forsyth Boulevard, Suite 800
St. Louis, Missouri 63105

> RE: Form 10-K for the fiscal year ended December 31, 2007
> Form 10-Q for the period ended March 30, 2008
> Schedule 14A filed on April 16, 2008
>
> File No. 1-12561

Dear Mr. Benoist:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Risk Factors, page 9

2. In future filings, please delete the last sentence in the first paragraph in this section. All material risks should be described. If risks are not deemed material, you should not reference them.

Management's Discussion and Analysis

Results of Operations, page 21

3. Please discuss with quantification the business reasons for changes between periods in the Finance & Administration column in your discussion of segment results. When there is more than one factor for a change between periods, please quantify the extent to which each factor contributed to the overall change.

Financial Statements

Consolidated Cash Flow Statements, page 38

4. Please present changes in other assets separately from changes in other liabilities in cash flows from operating activities. Refer to paragraph 29 of SFAS 95.

Notes to the Financial Statements

Note 4. Operating Segments and Geographic Information

Operating Segment Information, page 48

5. In a similar manner to your presentation of revenues, please also separately present operating income (loss) associated with external revenues and operating income (loss) associated with affiliate revenues for each period presented. In your segment discussion in MD&A, when you discuss the business reasons for changes between periods in revenues and operating income (loss), please discuss with quantification the business reasons for changes between periods in external and affiliate revenues and operating income (loss).

6. Please also present a separate table that provides a breakdown of affiliate revenue to show how much each segment sold to each other segment during each period presented. For example, this table should show how much of the $69,993,000 of affiliate revenues recorded by Belden Americas during the year ended December 31, 2007 was sold to each of the following segments: Specialty Products, Europe, and Asia Pacific.

Note 11. Long-Term Debt and Other Borrowing Arrangements

Convertible Subordinated Debentures, page 57

7. In light of the new features associated with the new $100 million convertible
   subordinated notes, including the net share settlement feature, please help us
   understand what consideration you gave to EITF 00-19 in your accounting of the new
   notes. Your explanation should include whether there is an explicit limit to the
   number of shares to be delivered in the net share settlement as discussed in
   paragraphs 20 through 24 of EITF 00-19. Please refer to note (b) to the table
   included in paragraph 37 of EITF 00-19.

FORM 10-Q FOR THE PERIOD ENDED MARCH 30, 2008

General

8. Please address the above comments in your interim filings as well.

SCHEDULE 14A FILED ON APRIL 16, 2008

Board Structure and Compensation, page 7

9. In future filings, please include disclosure regarding your related party transactions
   policies and whether such policies and procedures are in writing. See Item 404(b)(1)
   of Regulation S-K.

Compensation Discussion and Analysis, page 18

10. In future filings, please expand your Compensation Discussion and Analysis section
    to discuss the following:
    - How each compensation element and decisions regarding that element affect
      decisions regarding other compensation elements. See Item 402(b)(1)(vi) of
      Regulation S-K.
    - The relationship between merit salary increases for your executive officers and
      the median market targets.
    - Whether discretion can be or has been exercised when making awards pursuant to
      your Annual Cash Incentive Awards to either award compensation in the absence
      of attaining all relevant performance goals or to reduce or increase the size of any
      award. See Item 402(b)(2)(vi) of Regulation S-K.
    - Your policies, if any, regarding the adjustment or recovery of awards if the
      relevant performance measures upon which they are based are restated or

>   otherwise adjusted in a manner that would reduce the size of the awards. See
>   Item 402(b)(2)(viii) of Regulation S-K.
>
> - If consolidated net income, consolidated working capital, division operating
>   income, and division working capital are adjusted to reflect certain unusual events
>   as they were on page 20 in connection with the financial factor determination,
>   how and to what extent they were adjusted.
> - On page 21, we note that the Annual Cash Incentive Awards are further adjusted
>   by each executive officer's personal performance factor, which is based upon the
>   attainment of certain personal performance goals. Please disclose these personal
>   performance goals and describe the elements of individual performance and
>   contribution that were taken into account when determining each executive
>   officer's personal performance factor. See Item 402(b)(2)(vii) of Regulation S-K.
> - How payments to Messrs. Rose and Bloomfield are determined under the Prior
>   Long-Term Cash Incentive Program.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or, in her absence, Brigitte Lippmann, Senior Attorney at (202) 551-3713 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief